News Release

Sun Life Financial

Sun Life Financial Announces Automatic Repurchase Plan Pursuant to Its Normal Course Issuer Bid

TORONTO (December 10, 2018) — Sun Life Financial Inc. (the "**Company**") (TSX, NYSE: SLF) announced today that it has implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of its common shares under its previously announced normal course issuer bid ("**NCIB**"), which commenced on August 14, 2018.

Under the automatic repurchase plan, the Company's designated broker may purchase common shares of the Company pursuant to the NCIB at times when the Company ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. Purchases made pursuant to the automatic repurchase plan, if any, will be made by the Company's designated broker based upon the parameters prescribed by the Toronto Stock Exchange (the "**TSX**"), applicable Canadian securities laws and the terms of the written agreement between the Company and its designated broker. The automatic repurchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. This news release may contain forward-looking statements within the meaning of applicable securities laws including statements regarding future purchases of common shares of the Company under the automatic repurchase plan. These statements are not guarantees of future events and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2017 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2017 under the heading "Risk Factors", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, each of which are available for review at www.sedar.com and www.sec.gov. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that any common shares will be purchased under the automatic repurchase plan.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2018, Sun Life Financial had total assets under management of $984 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

Media Relations Contact:

Irene Poon
Manager, Media & PR
Corporate Communications
Tel: 647-256-2596
irene.poon@sunlife.com

Investor Relations Contact:

Greg Dilworth
Vice-President
Investor Relations
Tel: 416-979-6230
investor.relations@sunlife.com